     SULLIVAN & CROMWELL LLP                 125 Broad Street
                                         New York, NY 10004-2498
    TELEPHONE: 1-212-558-4000                  -----------
    FACSIMILE: 1-212-558-3588   LOS ANGELES . PALO ALTO . WASHINGTON, D.C.
        WWW.SULLCROM.COM                FRANKFURT . LONDON . PARIS
                                       BEIJING . HONG KONG . TOKYO
                                            MELBOURNE . SYDNEY
                                                              February 10, 2006

Via EDGAR

Securities and Exchange Commission,
    100 F Street, N.E.,
        Washington, D.C. 20549.

Attention: Linda Stirling
         Division of Investment Management

                                  Re: Tri-Continental Corporation (File
                                      No. 811-00266)
                                      Preliminary Proxy Statement

Dear Ms. Stirling:

    This letter provides a response to your comment on the preliminary proxy statement of Tri-Continental Corporation (the "Corporation") filed on February 3, 2006, which you provided telephonically to the undersigned on February 9, 2006. Your comment was to provide disclosure in the proxy statement regarding any person known to the Corporation to be the holder of more than 5% of the Corporation's voting securities. In response to your comment, we have revised the preliminary proxy statement to include such information under the subheading "Security Ownership of Certain Beneficial Owners" and attach hereto the relevant page from the Corporation's revised proxy statement.

    Please do not hesitate to contact either the undersigned at (212) 558-7383 or Donald R. Crawshaw at (212) 558-4016 with any questions that you may have.

                                          Sincerely,

                                          /s/ Nikola Uzelac

(Attachment)

cc: Frank J. Nasta
    (Tri-Continental Corporation)
    Donald R. Crawshaw, Esq.
    (Sullivan & Cromwell LLP)

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
                           Dollar Range of Common   Aggregate Dollar Range of Shares Owned
                          Shares Owned by Director   by Director or Nominee of All Funds
                             or Nominee of the      Overseen or to be Overseen by Director
Name of Director/Nominee        Corporation         or Nominee of Seligman Group of Funds
------------------------  ------------------------  --------------------------------------

Interested
  Directors/Nominee
William C. Morris              Over $100,000        Over $100,000
Brian T. Zino                  Over $100,000        Over $100,000

    As of February 1, 2006, all Directors and officers of the Corporation as a group owned beneficially less than 1% of the Corporation's Common Stock and less than 1% of the Corporation's Preferred Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

    During the year ended December 31, 2005, one transaction in the Corporation's Common Stock by David F. Stein (Vice Chairman of the Manager), two transactions in the Corporation's Common Stock by Frank J. Nasta (the Secretary of the Corporation) and four transactions in the Corporation's Common Stock by Michael F. McGarry (a Vice President and Co-Portfolio Manager of the Corporation) were not reported within two business days as required. The necessary filings for each Stockholder were subsequently made.

Security Ownership of Certain Beneficial Owners

    The table below sets forth the beneficial ownership as of February 1, 2006 of each person (including any "group" as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) known by the Corporation to be the beneficial owner of more than 5% of the outstanding shares of any class of the Corporation's stock.

    Name of Beneficial Owner      Number of Shares Beneficially Owned Percent of Class
    ------------------------      ----------------------------------- ----------------

A group led by Western Investment     7,281,741 shares of Common           6.77%
  LLC and including 13 other            Stock
  members/1/

-----------------
/1/ Information regarding group membership and shareholdings was obtained from the Schedule 14A filed jointly on February 10, 2006 and the Schedule 13D/A filed jointly as a group on January 10, 2006 by Western Investment LLC, Arthur D. Lipson, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., Benchmark Plus Management, L.L.C., Paradigm Partners, N.W., Inc., Scott Franzblau, Robert Ferguson, Michael Dunmire, Matthew S. Crouse, Paul Derosa and Marlene A. Plumlee.

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